FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1. Name and Address of Reporting Person
    Imprimis Investors LLC
    411 West Putnam Avenue, Suite 125
    Greenwich, Connecticut 06830
 ___________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    Complete Wellness Centers, Inc. (CMWL)
 ___________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ___________________________________________________________________________
 4. Statement for Month/Year
    July 1998
 ___________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (  ) DIRECTOR
  ( x ) 10% OWNER
  (  ) OFFICER (GIVE TITLE BELOW)
  (  ) OTHER (SPECIFY TITLE BELOW)

 ___________________________________________________________________________

 ___________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  ( x) Form filed by One Reporting Person

  (  ) Form filed by More than One Reporting Person

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 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ___________________________________________________________________________
 1. Title of Security (Instr. 3)
 Senior Redeemable Preferred Stock(1)
 Common Stock (1)
 ___________________________________________________________________________
 2. Transaction Date (Month/Day/Year)
 Senior Redeemable Preferred Stock    July 2, 1998
 Common Stock    July 2, 1998
 ___________________________________________________________________________
 3. Transaction Code (Instr. 8)
 Senior Redeemable Preferred Stock  J
 Common Stock   J
 ___________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
 Senior Redeemable Preferred Stock  83,521  (D)
 Common Stock   80,000  (A)
 ___________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) Senior Redeemable Preferred Stock 0
 Common Stock  2,473,814
 ___________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
 (D)
 ___________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ===========================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
 Common Stock Purchase Warrants (1)
 Senior Convertible Preferred Stock (1)
 ___________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
 Common Stock Purchase Warrants (1)
 Senior Convertible Preferred Stock (1)
 ___________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
 Common Stock Purchase Warrants          July 2, 1998
 Senior Convertible Preferred Stock      July 2, 1998
 ___________________________________________________________________________
 4. Transaction Code (Instr. 8)
 Common Stock Purchase Warrants          J
 Senior Convertible Preferred Stock      J
 ___________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)
 Common Stock Purchase Warrants          2,280,000 (D)
 Senior Convertible Preferred Stock      83,521    (A)
 ___________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
 Common Stock Purchase Warrants          (1)
 Senior Convertible Preferred Stock      (1)
 ___________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
 Underlying securities for Common Stock Purchase Warrants: Common Stock, 2,280,000 shares
 Underlying securities for Senior convertible Preferred Stock: Common Stock, 2,386,314 shares
 ___________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)
 Common Stock Purchase Warrants (1)
 Senior Convertible Preferred Stock (1)
 ___________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
 Common Stock Purchase Warrants          0
 Senior Convertible Preferred Stock      83,521
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
 Senior Convertible Preferred Stock (I)
 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)
 By Management
 ___________________________________________________________________________
 EXPLANATION OF RESPONSES:

 (1)

      On July 2, 1998, Imprimis Investors LLC ("Imprimis")acquired from Complete Wellness Centers, Inc. (the "Company") 83,521 shares of Senior Convertible Preferred Stock (the "Senior Convertible Preferred Stock"), par value $.01 per share, of the Company and 80,000 shares of Common Stock (the "Issued Common Stock"). On the same date, Wexford Spectrum Investors LLC ("Wexford")acquired from the Company 20,880 shares of Senior Convertible Preferred Stock and 20,000 shares of Issued Common Stock.

      Imprimis acquired its Senior Convertible Preferred Stock and the Issued Common Stock in exchange for 80,000 shares of the Senior Redeemable Preferred Stock (the "Original Preferred Stock") originally issued pursuant to an Investment Agreement (the "Investment Agreement")and Warrants to acquire 2,280,000 shares of Common Stock that were issued to it by the Company pursuant to the Investment Agreement and 3,521 shares of the Original Preferred Stock that had been issued to it by the Company pursuant to the terms of the Original Preferred Stock in lieu of the payment of cash dividends. Wexford acquired its Senior Convertible Preferred Stock and the Issued Common Stock in exchange for 20,000 shares of the Original Preferred Stock and Warrants to acquire 570,000 shares of Common Stock that were issued to it by the Company pursuant to the Investment Agreement and 880 shares of the Original Preferred Stock that had been issued to it by the Company pursuant to the terms of the Original Preferred Stock in lieu of the payment of cash dividends.

      Wexford Management Investors LLC ("Wexford Management") may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possesses beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

      The rights of holders of the Senior Convertible Preferred Stock are set forth in a Certificate of Designation. The Senior Convertible Preferred Stock ranks prior to the Common Stock or any other class of stock of the Company, has an initial aggregate Liquidation Preference (as defined below) of $50 per share and provides for the payment of quarterly dividends. Dividends accruing through December 31, 2000 will be payable at a per annum rate of 8% of the Liquidation Preference if payable in cash or a per annum rate of 10% of the Liquidation Preference if payable in additional shares of Senior Convertible Preferred Stock. Dividends accruing after December 31, 2000 will be payable at a per annum rate of 12% of the Liquidation Preference. "Liquidation Preference" is $50 per share (or proportionate amount thereof in the case of any fractional shares of Senior Convertible Preferred Stock) plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of Senior Convertible Preferred Stock to the date of final distribution, such determination to be made, in the event that dividends remain unpaid as to one or more dividend payment dates, by deeming the amount of any dividend not paid on the relevant dividend payment date as having been added to the stated amount of the underlying share as of such dividend payment date.

      At the option of the holder thereof and upon surrender thereof for conversion to the Company at its corporate headquarters at any time on or after January 3, 1999 or, should the Company fail to receive the Shareholder Approval (as defined in the Certificate of designation)on or prior to August 31, 1998, on or after August 31, 1998, each share of Senior Convertible Preferred Stock will be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the (x) the Liquidation Preference of such share determined as of the date of conversion by (y) the lower of $1.75 and 75% of the Current Market Price Per Share (as defined below) determined as of the trading day immediately prior to the date of conversion. The "Current Market Price Per Share" of Common Stock at any date shall be deemed to be the average of the closing sale prices for the 20 consecutive trading days before the day in question. The closing sale price for each day shall be reported by the NASDAQ Stock Market or as reported by any successor central market system. The conversion rate is subject to adjustment as per the New Certificate of Designation.

      The shares of Senior Convertible Preferred Stock are optionally redeemable in whole but not in part on or before January 3, 1999. The price for the redemption is the Liquidation Preference for the shares being redeemed determined as if the date of final distribution were the date on which the payment of the redemption price is made and as if the dividends thereon shall have accrued thereon at a rate of 12% per annum since the last dividend payment date on which dividends were paid.

 IMPRIMIS INVESTORS LLC
 **  SIGNATURE OF REPORTING PERSON

    By: /s/ Frederick B. Simon                  August 18, 1998
       -----------------------                  ---------------
    Name:   Frederick B. Simon                       DATE
    Title:  Vice President

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).